February 4, 2007

Mr. Edwin Kim
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C.  20549

RE:         Clinical Trials of the Americas, Inc.
Registration Statement on Form SB-2
Filed January 7, 2008
File No. 333-148493

Dear Mr. Kim:

We represent Clinical Trials of the Americas, Inc. (“Clinical” or the “Company”).  We are in receipt of your letter dated February 1, 2008 regarding the above referenced filing and the following are our responses:

Signatures, page II-5

1.
As required by Instruction 1 to the signature requirements for Form SB-2, the signatures of the principal accounting officer or controller must be included. Please include the appropriate signature(s) or title(s).

Answer:	The signature has been revised to include the title for Principal Accounting Officer.

Very truly yours,

ANSLOW & JACLIN, LLP

By:/s/ Gregg E. Jaclin
  GREGG E. JACLIN